Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn: Michael Kennedy, Esq.

May 15, 2014

RE:	Southwestern Electric Power Company
Registration Statement No. 333-194991

Dear Mr. Kennedy:

Southwestern Electric Power Company (hereinafter the “Company”), filed the above-referenced Registration Statement on April 2, 2014 and filed a Pre-effective Amendment No. 1 to the Registration Statement on May 2, 2014  (the Registration Statement, as amended, the “Amended Registration Statement”) and  respectfully requests that this Commission enter an order, pursuant to Section 8(a) of the 1933 Act, accelerating the effective date of the above-referenced Amended Registration Statement so as to permit it to become effective as of 2:00 p.m. on May 19, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
The Company many not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions please contact Thomas G. Berkemeyer at 614-716-1648.

Sincerely,

SOUTHWESTERN ELECTRIC POWER COMPANY

By:   /s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
Assistant Secretary